Exhibit (a)(5)(C)

OPTION TERMINATION ELECTION

OPTION TERMINATION ELECTION (this “Agreement”), made this 13th day of December, 2007, by and among Natrol, Inc. (the “Company”) and                          (“Optionholder”).

WHEREAS, pursuant to the Agreement and Plan of Merger, dated November 18, 2007 (the “Merger Agreement”), by and among Plethico Pharmaceuticals Limited (“Acquiror”), Nutra Acquisition Company, Inc., wholly-owned subsidiary of Acquiror (“Sub”), and the Company, Sub will be merged with and into the Company and the Company will become an indirect wholly-owned subsidiary of Acquiror (the “Merger”). The Merger will become effective at the closing of the Merger in accordance with the Merger Agreement (the time at which it will become effective, the “Effective Time”).

WHEREAS, in the Merger, each outstanding share of the Company’s common stock will be converted into the right to receive a cash payment determined in accordance with the Merger Agreement (the “Per Share Price”).

WHEREAS, Optionholder currently holds one or more options to purchase shares of the Company’s common stock (the “Options”) under the Company’s Amended and Restated 1996 Stock Option and Grant Plan and/or the 2006 Stock Option and Incentive Plan (together, the “Plans”).

WHEREAS, pursuant to the Merger Agreement, all of the outstanding and unexpired Options held by Optionholder, whether vested or unvested, will be cancelled and Optionholder will be entitled to receive at the Effective Time, the excess, if any, of the Per Share Price over the exercise price per share subject to such Option, as may be reduced for applicable withholding taxes. The Plans provide that, subject to the consummation of the Merger, Optionholder is entitled to exercise all of the Options effective as of immediately prior to the Effective Time, and receive the excess, if any, of the Per Share Price over the exercise price per share subject to such Option, as may be reduced for applicable withholding taxes.

WHEREAS, pursuant to the Plans and Merger Agreement, all of the Options held by the Optionholder as of the Effective Time shall expire as of the Effective Time and Optionholder shall have no further rights with respect to such Options.

WHEREAS, among other things, in order to (i) facilitate the exercise and termination of the Options in connection with the Merger, and (ii) permit Optionholder to avoid making an irrevocable payment of the aggregate exercise price to the Company for the Options, Acquiror is willing to “cash-out” the Options or permit the conditional exercise under this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Optionholder and the Company hereby agree as follows:

1. Election for Cash-Out of Options. In lieu of an Exercise for Cash, Optionholder may elect to cause the Acquiror to make a cash payment to Optionholder for each share subject to the Options outstanding immediately prior to the Effective Time equal to the excess of (i) the Per Share Price, over (ii) the applicable exercise price of the Options, less all applicable federal and state income and employment withholding taxes (the “Cash-Out Payment”). If the Optionholder elects to accept the Cash-Out Payment, then all of the Options will terminate at the Effective Time and cease to remain outstanding, and following the Effective Time the

Optionholder shall only have the right to receive the Cash-Out Payment. In the event no election is made, in order to prevent the Option from expiring and pursuant to the terms of the Merger Agreement, the Cash-Out Payment will be the default election.

2. Election to Exercise for Cash. Optionholder may elect to exercise the Options, contingent upon and immediately prior to the Effective Time of the Merger, by paying the aggregate exercise price of the Options to the Company at any time prior to the time set forth in paragraph 3 below, and thereby receive the Per Share Price for each share of Company common stock held by Optionholder at the Effective Time (the “Exercise for Cash”) in exchange for the termination and cancellation of the Options as of the Effective Time.

3. Expiration of Offer to Make Election. The offer to make an election under this Agreement shall terminate upon the earlier of (i) the date of termination of the Merger Agreement in accordance with its terms and (ii) 5:00 p.m. pacific standard time on the business day immediately preceding the Effective Time of the Merger.

4. Governing Law. This Option Termination Election shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law.

5. Reliance by Company and Acquiror. The Company may deliver a fully executed copy of this Agreement to Acquiror, and each of the Company and Acquiror may rely upon such delivery as conclusively evidencing the irrevocable election made by the Optionholder hereunder.

6. Acknowledgement. By signing this form, the undersigned Optionholder acknowledges and confirms:

•	Optionholder has read the Tender Offer Documents and the cover letter to this election form and understands how Optionholder’s Options will be treated in the Merger.

•	The total Options set forth below is the correct aggregate amount of Options held by or on behalf of Optionholder, and in any case, the election is made as to all Options held by the Optionholder.

•	That applicable withholding taxes and the exercise price will be deducted from Optionholder’s payment as specified in the accompanying letter and the Tender Offer Documents.

•	Optionholder has sought professional advice to the extent Optionholder did not understand anything about this election form, what to check or the treatment of the Options.

•	The Merger may occur very quickly after the Tender Offer and Optionholder may not get advance notice of closing of the Merger.

•	OPTIONHOLDER’S CHOICE OF WHAT ELECTION IS MADE COULD HAVE SIGNIFICANT TAX CONSEQUENCES TO OPTIONHOLDER.

IN WITNESS WHEREOF, Optionholder and the Company have signed this Agreement on the dates set forth opposite their signatures.

The undersigned Optionholder hereby irrevocable elects, with respect to all Options held by Optionholder, which total              Options, to (CHECK ONLY ONE):

         Receive a Cash-Out Payment.

OR

___ Effect an Exercise for Cash. Enclosed herewith is a check in the amount of the exercise price for all Options held by the undersigned.

December , 2007
(Optionholder)

Print Name:

Agreed and Acknowledged:

December 13, 2007	Natrol, Inc.

By: /s/Dennis R. Jolicouer

Dennis R. Jolicouer

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